SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                      NORTHPOINT COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   666610 10 0
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                                 (CUSIP Number)
                                                     with a copy to:
      Jonathan Gallen                                Robert G. Minion, Esq.
      450 Park Avenue                                Lowenstein Sandler PC
      28th Floor                                     65 Livingston Avenue
      New York, New York  10022                      Roseland, New Jersey  07068
      (212) 891-2132                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 18, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  666610 10 0
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 1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (entities only):

                                 Jonathan Gallen
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 2)   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)                        Not
            (b)                     Applicable
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 3)   SEC Use Only
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 4)   Source of Funds (See Instructions):  WC, PF
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 5)   Check if Disclosure  of Legal Proceedings  is Required  Pursuant to  Items
      2(d) or 2(e):       Not Applicable
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 6)   Citizenship or Place of Organization:     United States
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      Number of                           7) Sole Voting Power:              *
                                             -----------------------------------
      Shares Beneficially                 8) Shared Voting Power:            *
                                             -----------------------------------
      Owned by
      Each Reporting                      9) Sole Dispositive Power:         *
                                             -----------------------------------
      Person With:                       10) Shared Dispositive Power:       *
                                             -----------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  7,500,000*
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 12)  Check if the  Aggregate Amount  in Row (11)  Excludes Certain Shares  (See
      Instructions):         Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     5.6%*
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 14)  Type of Reporting Person (See Instructions):       IA, IN
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* As of April 18, 2002, Pequod Investments, L.P., a New York limited partnership
("Pequod"), was the holder of 4,420,000 shares of the Common Stock, par value $0.001 per share (the "Shares"), of NorthPoint Communications Group, Inc. and
Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International"), was the holder of 2,080,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod Investments, L.P. and Pequod International, Ltd. In addition, as of such date, 1,000,000 Shares were held by third parties for whom Mr. Gallen exercises sole voting and investment control with respect to such Shares (collectively, the "Accounts"). Thus, for the purposes of Reg. Section 240.13d-3, as of April 18, 2002, Mr. Gallen is deemed to beneficially own 7,500,000 Shares.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, there were 133,452,767 Shares issued and outstanding as of October 31, 2000. As of April 18, 2002, Pequod was the holder of 4,420,000 Shares and International was the holder of 2,080,000 Shares. In addition, as of such date, 1,000,000 Shares were held by the Accounts. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod, International and the Accounts. Thus, as of April 18, 2002, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 7,500,000 Shares, or 5.6% of the Shares issued and outstanding as of that date.

         During the past sixty (60) days, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the April 18, 2002 sales at $0.15 per Share in ordinary brokers transactions of 940,000, 560,000 and 500,000 Shares by Pequod, International and the Accounts, respectively.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         April 22, 2002


                                          /s/ Jonathan Gallen
                                         ---------------------------------------
                                         Jonathan Gallen,  individually  and  in
                                         his capacity as the  investment advisor
                                         for Pequod  Investments,  L.P.,  Pequod
                                         International,  Ltd.  and  the Accounts


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).